EXHIBIT 99.1

NEWS RELEASE
PROPERTY CAPITAL TRUST

                                                  Contact:
                                                  Robert M. Melzer, President
                                                  and Chief Executive Officer
                                                  617/482-4081

PROPERTY CAPITAL TRUST ANNOUNCES THIRD QUARTER RESULTS AND REPORTS ON STATUS OF MERGER AND AMERICAN STOCK EXCHANGE LISTING

BOSTON, OCTOBER 26, 1998--Property Capital Trust today reported a net loss of $99,000 ($.01 per share) for the quarter ended September 30, 1998. This loss was anticipated as the Trust, having disposed of all of its real estate investments, no longer has sufficient revenues to meet its expenses.

The Trust announced in June 1998 that it intended to merge, subject to Shareholder approval, with an affiliate of the Beal Companies, LLP. The merger was approved by the Trustees in order to enable the Trust to distribute its remaining assets to its Shareholders without having to set aside reserves for two or three years to meet expenses and contingent liabilities. However, the recent decline in the stock market, and in REIT prices in particular, caused representatives of the Beal Companies, LLP to reassess their decision to merge. We are pleased to report that their conclusion is to proceed with the merger, although on a modified basis (see below).

As a result of the time spent in the reassessment and a renegotiation of certain terms of the merger agreement, it is now anticipated that the merger will not be consummated until January or February 1999. Nonetheless, management still anticipates that the distribution to Shareholders to be declared immediately prior to the consummation of the merger will be $.23 per share. The restructuring of the merged entity's capitalization, however, will result in the interests of Property Capital Trust's Shareholders being junior to certain interest of affiliates of the Beal Companies, LLP. Therefore, at the time of the merger, the interests of the Trust's Shareholders in the merged entity will be without value. Please note that no assurances can be given that the merger will actually occur or that the interests of Property Capital Trust's Shareholders in the merged entity will have any value in the future.

Since the Trust does not have sufficient tangible assets to satisfy American Stock Exchange guidelines, and will not satisfy such requirements after the merger, the American Stock Exchange, with the Trust's concurrence, has concluded that the Trust should be delisted. We expect that this will occur on October 29. Management is currently attempting to find a market maker for the Trust's shares in the over-the-counter market. You should contact your broker on or after October 29 if you wish to buy or sell shares of the Trust.

With regard to the condemnation award for a portion of the Trust's former investment, Loehmann's Fashion Island, the trial has now been rescheduled for January 1999 and the award, if any, will probably not be paid out to Shareholders before June 1999. The Trust continues to believe that the award will not be more than $.10 per share and might, in fact, be nothing. Pursuant to the terms of the merger, any such award paid after the merger is consummated will be distributed to the Trust's Shareholders as of the date of the merger.

Finally, please note that in order to reduce expenses the Trust has relocated its offices to the address noted below.

Management's estimates of future dividends and the likelihood and timing of the merger constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to all of the qualifications to Management's prior estimates which are set forth in the Trust's Form 10-K for the fiscal year ended December 31, 1997. Given the many uncertainties involved in predicting future results, these estimates should in no sense be considered a guaranty that they will prove to be accurate.